UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM N-54C

      NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
    SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Technology Funding Medical Partners I, L.P.

Address of Principal Business Office:  c/o Technology Funding
Inc., 1107 Investment Boulevard, Suite 180, El Dorado Hills,
California 95762

Telephone Number (including area code):  916-941-1400

File Number under the Securities Exchange Act of 1934:  814-00124

Reason for Withdrawal: The undersigned company hereby notifies the Securities and Exchange Commission that the basis for filing the notification of withdrawal is that the Partnership has
(i) distributed substantially all of its assets to its Limited Partners and has effected, or is in the process of effecting, a winding-up of its affairs, and (ii) is not liquidating as part of a merger.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be signed on its behalf by the undersigned duly authorized person.


TECHNOLOGY FUNDING MEDICAL PARTNERS I, L.P.

By:    TECHNOLOGY FUNDING INC.
       TECHNOLOGY FUNDING LTD.
       Managing General Partners

Date: November 12, 2004         By:  /s/ Charles R. Kokesh
                                ------------------------------
                                President, Chief Executive Officer,
                                Chief Financial Officer and
                                Chairman of Technology Funding Inc.
                                and Managing General Partner of
                                Technology Funding Ltd.